UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For June 6, 2025

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Cecilia Grierson 355, Twenty sixth Floor

(1107), Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

City of Buenos Aires, June 6, 2025.

E-NOTA-20250606-59103

Messrs.

Comisión Nacional de Valores (Argentine Securities and Exchange Commission)

Bolsas y Mercados Argentinos S.A. (Argentine Stock Exchanges and Markets)

Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange)

Gerencia Técnica y de Valores Negociables (Technical and Negotiable Securities Management)

Mercado Abierto Electrónico S.A. (Open Electronic Market)

Re: Material Fact. Approval of Periodic Tariff Adjustment Methodology. Tariff increase.

Dear Sirs,

I am writing to you in my capacity as Head of Market Relations of Transportadora de Gas del Sur S.A. (“tgs”), to report that on June 4, 2025, the Argentine Energy Bureau issued Resolution no. 241/2025 - published in the Argentine Official Gazette on June 5, 2025- (“Resolution 241”), whereby it modified the Basic Rules of the Transportation License, approved as Annex A, Sub-annex I of Decree no. 2255/92, thus replacing Item 9.4.1.1. (the “Basic Rules of the License”).

As previously informed though Material Fact dated May 5, 2025, by means of Resolution no. 256/2025 the Argentine Gas Regulatory Body (“ENARGAS”) approved tgs’ five-year tariff review (“RQT”) and differed approval of the periodic tariff adjustment mechanism following intervention by the Executive Branch.

Afterwards, Decree no. 371/2025 established that the Energy Bureau shall act as Enforcement Authority whenever amendments to contracts or licenses concerning tariffs are required.

Within that framework, Resolution 241 established that transportation tariffs shall be adjusted monthly, thus replacing the biannual adjustment mechanism previously in force, in accordance with the variation applied in the indexes established by ENARGAS in the corresponding RQT.

In this context, on June 5, 2025, tgs consented to Resolution 241 and ENARGAS, through Resolution no. 350/2025 (“Resolution 350”) -published in the Argentine Official Gazette on this date-, approved the calculus methodology for gas transportation tariffs by applying a formula that combines the Argentine Consumer

Price Index (IPC) and the Argentine Wholesale Price Index (IPIM). Furthermore, through Resolution 350, the ENARGAS approved the tariff charts to be applied as from this date. The monthly adjustment calculus methodology accounts for a 2.81% tariff increase.

Yours sincerely,

Hernán Diego Flores Gómez

Head of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Chief Financial Officer and Services Vice President

By:	/s/Hernán D. Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice President

Date: June 6, 2025.